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                              THE MEDICINES COMPANY
                              One Cambridge Center
                               Cambridge, MA 02142


                                                  March 19, 2001



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:      The Medicines Company
         Request to Withdraw Registration Statement on Form S-1
         (Registration No. 333-53280)

Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), The Medicines Company (the "Registrant") hereby respectfully withdraws the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the EDGAR System on January 5, 2001.

         The Registration Statement was filed in connection with a proposed follow-on public offering of the Registrant's common stock, $0.001 par value per share (the "Common Stock"). The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. Accordingly, the Registrant's management believes that withdrawal of the Registration Statement is appropriate. The Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

         Although the Registrant currently has no plans to undertake a subsequent private offering of Common Stock, it may determine to undertake such an offering in the future in reliance on Rule 155(c) promulgated under the Securities Act.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to January 5, 2006.


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         If you have any questions with respect to this letter, please call
Stuart M. Falber of Hale and Dorr LLP, counsel to the Registrant, at (617) 526-6000.


                                   Sincerely,

                                   The Medicines Company


                                   By:  /s/ Clive A. Meanwell
                                        ----------------------------------------
                                          Clive A. Meanwell
                                          Chief Executive Officer and President





cc:      Pradip Bhaumik, Esq.
         Stuart M. Falber, Esq.